## Contact

www.linkedin.com/in/temuchin43 (LinkedIn)
www.alexfink.net/ (Personal)
www.panopteo.com/ (Company)
soundflow.ai/ (Company)

## Top Skills

Software Development
C
C++

## Languages

Arabic (Elementary)
Hebrew (Native or Bilingual)
English (Native or Bilingual)
Spanish (Limited Working)
Japanese (Elementary)
Russian (Native or Bilingual)

# Alex Fink

Fixing the world's information eco-system
Austin, Texas, United States

## Summary

Founder and CEO of the Otherweb -- a web and mobile platform that allows its readers to read news and commentary, listen to podcasts and search the web without paywalls, clickbait, ads, autoplaying videos, affiliate links, or any other junk.

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## Experience

Otherweb
Founder & CEO
September 2021 - Present (1 year 6 months)
Austin, TX

A smarter way to be informed.

You should check us out here: https://otherweb.com/

Panopteo
Founder & CEO
November 2015 - June 2022 (6 years 8 months)
Austin, TX

Over the past 7 years, we shepherded 30+ projects from inception to mass production.

These included:
Action cameras, drones, military cameras, electronic rifle scopes, hunting cameras, VR broadcasting systems, self-driving trucks, telepresence robots, retail shelf-scanning robots, baby monitors, elderly monitors, pet monitors, cloud surveillance systems, transcription services, speech analysis software, natural language processing, and more.

Orah
VP Eng
November 2015 - May 2017 (1 year 7 months)
Sunnyvale, CA

* Defined the architecture and spec, built the engineering team from scratch, and managed the team throughout the project (mechanical engineering, electrical engineering, NPI / manufacturing engineering, firmware development, industrial design, optical design, and external contractors).

* Delivered the Orah 4i -- a broadcast-quality livestreaming VR camera -- from launch to mass production in 13 months.

Ambarella
Technical Marketing
May 2013 - October 2015 (2 years 6 months)
Santa Clara, CA

* Owned the VR camera market in Ambarella's marketing team – including market research, creation of comprehensive marketing plans, product definition, product marketing, and customer relationships.

* Managed Ambarella's relationship with component vendors, third-party software developers, service providers, app developers, video analytics licensing companies, and contract manufacturers in the US.

* Led the marketing engineering (pre-sales, post-sales, product management) team at Ambarella US.

* Performed technical due diligence on new North-American camera customers in the Sports, Drone, Automotive, Wearable, Paramilitary, and VR markets, and established project fit.

* Architected complete camera solutions for multiple customers, and helped the customers communicate these solutions to ODM's in Asia and third-party software developers worldwide.

Motion Metrics
Founder & CEO
August 2011 - April 2013 (1 year 9 months)
San Jose, CA

* Code-for-hire consulting shop specializing in image processing and 3D video analytics.

* Developed video analytics software for depth-sensing cameras (C++/C#) for various applications.

Zoran
4 years 7 months

Video Applications
June 2009 - August 2011 (2 years 3 months)

* Managed the Video team in Zoran's COACH (Camera On A CHip) product line, which powered  more than 37% of the world's digital cameras across all major consumer brands.

* Led all digital camera projects with Japanese customers (Sony, Nikon, Olympus, Fujifilm, Pentax and Funai), serving as Zoran's primary representative with customers in Japan.

* Directed on-site support for multiple customers in Japan, Korea and Taiwan, while living in Tokyo:
- From pre-sales presentations, design wins and feature spec definition.
- Through software development & customization, weekly video conferences and ongoing support.
- To final debugging, release to manufacturing, shipping and post-mortem analysis.

Software
April 2008 - June 2009 (1 year 3 months)

* Managed the full life-cycle of 3 digital camera models developed as joint projects with Sony.

* Led major distributed development and debugging efforts, involving engineers and contractors in Japan, Israel, Russia, Ukraine, Taiwan, China and the United States.

* Designed video recording & playback application flows for still, video, security and web cameras, including a full redesign of the HD and HFR video recording pipeline from buffered-asynchronous to real-time synchronous software.

Software
February 2007 - April 2008 (1 year 3 months)

* Developed firmware for digital still cameras, specializing in video output, MPEG/H.264 movie encoding and core firmware infrastructure.

* Implemented hardware device drivers, from pre-tapeout unit development using verilog simulations, through chip bring-up, to fully operational camera flows.

* Led a taskforce to optimize CPU and DRAM performance, optimized the codebase for mips/mflops, interrupt latency, dram bandwidth utilization and power consumption.

* Improved and accelerated production engineering software, shortening the production time of each chip by 28% and reducing production costs.

Airspan Networks
Software
April 2006 - February 2007 (11 months)

* Developed phy-layer drivers and calibration algorithms for WiMAX subscriber stations.

* Implemented all layers of software for a wireless switch, from birth-of-concept to mass deployment within 6 months.

* Redesigned and restructured production software, including RF component calibrations and compliance testing.

* Shortened the production time of subscriber stations by 81%, while increasing yield by 6%.

* Created a heuristic algorithm to recalibrate all previously deployed units on-the-fly, helping the company avoid 1.9M units RMA.

Wavion
Intern
August 2005 - April 2006 (9 months)

* Developed automated tools for network performance analysis (in Java and C++).

* Performed laboratory and field-testing of WiFi access points.

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# Education

University of Massachusetts, Amherst

Master of Business Administration (MBA), Marketing · (2015 - 2018)

Technion-Machon Technologi Le' Israel

Bachelor's, Computer Science · (2003 - 2006)